1601 Bryan Street Dallas, Texas 75201-3411	Andrew M. Wright Vice President and Associate General Counsel Legal	T 214.812.6038 C 214.587-6500 F 214.812.4072 awright@energyfutureholdings.com

December 19, 2008

BY EDGAR AND FACSIMILE

Mr. Ronald E. Alper

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561

Re:	Texas Competitive Electric Holdings Company LLC
Amendment No. 1 to Registration Statement on Form S-4
Filed November 26, 2008
File No. 333-153700

Ladies and Gentlemen:

Transmitted herewith are the responses of Texas Competitive Electric Holdings Company LLC (the “Company”) to the comments made in your letter dated December 9, 2008 to Andrew M. Wright. Your comments and our responses thereto are set forth below.

Calculation of Registration Fee

1.	Please tell us how you determined the amount of the additional principal of Senior Toggle Notes being issued in lieu of cash interest payments thereon. We note that this represents a reasonable good faith estimate, however, your disclosure on page 103 under “PIK Interest Election” discloses an amount that is slightly less than what you disclose here. Please revise or advise.

Response:

In October 2008, the Company elected that, with respect to the cash interest that would have been due on its toggle notes on the May 1, 2009 interest payment date in the amount of approximately $92 million, it will make such interest payment by using the PIK feature of such notes instead of paying cash. The election will increase the interest

Mr. Ronald E. Alper

Securities and Exchange Commission

December 19, 2008

rate on the toggle notes from 10.50% to 11.25% during the interest period covered by the PIK election and require the Company to issue an additional approximately $98.5 million principal amount of toggle notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to $92 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009. The difference between the $98.5 million of additional toggle notes being registered and the $92 million of increased liquidity is the effect of the increased interest rate payable on the toggle notes during the interest period covered by the PIK election.

2.

Also, where you discuss the PIK interest election, please clearly state your intentions with respect to the May 1 st interest payment. For example, on page 13, your disclosure of the Interest Rate makes no mention of your intention to pay PIK interest and states “[i]f the issuer elects to pay any PIK interest…” Please revise.

Response:

We will revise the Form S-4 to include disclosure about the October 2008 PIK election where appropriate when we discuss the PIK interest election.

Risk Factors, page 22

TCEH’s credit ratings could negatively affect…., page 38

3.	We note that on November 3, 2008, Moody’s announced that it had changed the rating outlook for TCEH to negative from stable. Please disclose Moody’s publicly-announced reason for the change here and elsewhere in the registration statement where the change is described, such as on page 109.

Response:

Moody’s publicly-announced reason for the change was “primarily related to a . . . change in management’s corporate finance policies, namely, the decision to elect the non-cash payment-in-kind interest option on $4.25 billion of senior unsecured PIK Toggle notes.” We will add disclosure about the reason for the change in the Form S-4 where such change is discussed.

Management’s Discussion and Analysis of Financial condition and Results of Operations, page 57

4.	Please advise us as to your anticipated presentation of periods to be discussed in MD&A in your December 31, 2008 Form 10-K.

Mr. Ronald E. Alper

Securities and Exchange Commission

December 19, 2008

Response:

In the December 31, 2008 Form 10-K, we plan to discuss results of operations for calendar year 2008 on a stand alone basis. We plan to discuss results of operations for the successor period of 2007 in comparison to the fourth quarter of 2006 and the results of operations for the predecessor period of 2007 in comparison to the nine months ended September 30, 2006 as reflected in the recently filed Company Amendment No. 1 to Form S-4.

5.	We note you have only presented volumetric and other statistical data for the Predecessor period for the nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006 and 2005. Please revise to provide data for the Successor period or expand your disclosure to explain why this information has been omitted.

Response:

For reporting purposes, volumetric and other statistical data are measured on full month, quarter, and year bases, so the statistics specifically for the successor period are not available.

We will add the fourth quarter 2007 statistics for reference and add the bold language below to the paragraph describing the “Presentation and Analysis of Results”.

The accompanying statements of consolidated income and cash flows for 2007 are presented for two periods: January 1, 2007 through October 10, 2007 (Predecessor) and October 11, 2007 through December 31, 2007 (Successor), which relate to the period before the Merger and the period after the Merger, respectively. Management’s discussion and analysis of results of operations and cash flows has been prepared by comparing the results of operations and cash flows of the Predecessor for the period January 1, 2007 through October 10, 2007 to the results of operations and cash flows of the Predecessor for the nine months ended September 30, 2006 and by analyzing the results of operations and cash flows of the Successor for the period October 11, 2007 through December 31, 2007 on a stand-alone basis. Certain volumetric and statistical data for 2007 have been presented as of and for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 and as of and for the three months ended December 31, 2007. For reporting purposes, such volumetric and statistical data are measured on a monthly, quarterly and annual basis.

6.	Please expand your disclosure to provide some quantification of the financial effects in the event you chose to use the payment-in-kind feature of the toggle notes in lieu of making cash interest payments.

Response:

We will add the bold language to the excerpt below from page 131 of the Form S-4:

Mr. Ronald E. Alper

Securities and Exchange Commission

December 19, 2008

PIK Interest Election—EFH Corp. and TCEH have the option every six months until November 1, 2012, at their election, to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments. While EFH Corp. and TCEH have sufficient liquidity to meet their anticipated ongoing needs without use of this PIK feature, the companies have elected to do so for the May 1, 2009 interest payment date as an efficient and cost-effective method to further enhance liquidity, in light of the substantial dislocation in the financial markets. Moreover, the incremental liquidity obtained by using the PIK feature of the toggle notes for this specific payment period more than offsets the liquidity that was effectively lost as a result of the default by affiliates of Lehman under TCEH’s Senior Secured Facilities. In the future, the companies will evaluate this option at each election period, taking into account market conditions and other relevant factors at such time.

As a result, on October 31, 2008, EFH Corp. delivered notice to The Bank of New York, in its capacity as trustee under the indenture for the EFH Corp. Toggle Notes, that, with respect to the cash interest that would have been due on such notes on the May 1, 2009 interest payment date in the amount of approximately $141 million, EFH Corp. will make such interest payment by using the PIK feature of the EFH Toggle Notes instead of cash. The election will increase the interest rate on the toggle notes from 11.25% to 12.00% during the interest period covered by the PIK election and require EFH Corp. to issue an additional $150 million principal amount of toggle notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to approximately $141 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009, and increase the expected annual cash interest expense related to such notes by approximately $17 million, constituting the additional cash interest that would be payable with respect to the $150 million of additional toggle notes.

Similarly, on October 31, 2008, TCEH delivered notice to The Bank of New York, in its capacity as trustee under the indenture for the TCEH toggle notes, that, with respect to the cash interest that would have been due on such notes on the May 1, 2009 interest payment date in the amount of approximately $92 million, TCEH will make such interest payment by using the PIK feature of the TCEH toggle notes instead of paying cash. The election will increase the interest rate on the TCEH toggle notes from 10.50% to 11.25% during the interest period covered by the PIK election and require TCEH to issue an additional approximately $98.5 million principal amount of TCEH toggle notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to approximately $92 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009, and increase the expected annual cash interest expense related to such notes by approximately $10 million, constituting the additional cash interest that would be payable with respect to the approximately $98.5 million of additional TCEH toggle notes.

Mr. Ronald E. Alper

Securities and Exchange Commission

December 19, 2008

Liquidity and Capital Resources, page 98

7.	Where you discuss the material credit rating covenants and credit worthiness effects on liquidity, please elaborate to disclose whether you have the funds available to meet all of the collateral support payments you discuss here.

Response:

We will add the following disclosure at the end of the section:

In the event that any or all of the additional collateral requirements discussed above are triggered, EFC Holdings believes that it will have adequate liquidity to satisfy such requirements.

Note 2. Financial Statement Effects of the Merger, page F-7

8.	We note you have not yet quite completed your purchase price allocation as of September 30, 2008. Since one year has now elapsed from the date of the merger on October 10, 2007, please advise us of any changes made. Disclosure and quantification of any purchase price contingencies should be made to the extent material.

Response:

As disclosed in Note 2 (Financial Statement Effects of the Merger) to the September 30, 2008 Financial Statements included in the Form S-4, additional analysis with respect to certain assets, contractual arrangements and contingent liabilities was required for us to finalize the purchase price allocation. For the quarter ended December 31, 2008, for the assets and liabilities affected by the finalization of the purchase price allocation, we expect to report the following in Note 2 ($ billions) to the Financial Statements in the Form 10-K for the year ended December 31, 2008:

Description	Amount Previously Reported (Note 2, 9/30/08 Financial Statements)	Present Estimate of Final Amount
Property, plant and equipment	$20.3	$20.0
Other assets	3.9	3.8
Goodwill	$18.0	$18.4

There are no material purchase price contingencies.

******

Mr. Ronald E. Alper

Securities and Exchange Commission

December 19, 2008

We would be grateful if the Commission would direct all questions with respect to our accounting responses to Stan Szlauderbach, the Company’s controller (by facsimile at (214) 812-6623 or by telephone at (214) 812-8726) and with respect to all other responses to me (by facsimile at (214) 812-6032 or by telephone at (214) 812-6038).

Very truly yours,

/s/ Andrew M. Wright

Andrew M. Wright

Vice President & Associate General Counsel

cc:	Donna Di Silvio
James Allegretto
Ronald E. Alper
Mara Ransom

AMW: agb